82-4979

Duke Energy®
Geração Paranapanema

Av. Nações Unidas,12.901 30° andar
04578-000- São Paulo-SP-Brasil
Tel.: 55 XX-11-5501.3400

São Paulo, April 29, 2004

To
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20.549
U.S.A.

Ref.: **Duke Energy International, Geração Paranapanema S.A.**

Dear Sirs,

This is to inform that the shareholders representing more than 90 % of the voting stock of Duke Energy International, Geração Paranapanema S.A. attended the Ordinary General Shareholders' Meeting held on this date, in order to vote the following agenda: (i) to review, discuss, and approve the Annual Management Report on the Company's business and relevant administrative matters, the Balance Sheets and other Financial Statements of the Company, referring to the financial year ended on December 31, 2003; and (ii) to resolve on the allocation of net profits and apportionment of dividends.

After the relevant clarifications were made, the Balance Sheet, the Statement of Changes in Shareholders' Equity, the Profit and Loss Statement, and the Source and Application of Funds Statement for the fiscal year ended on December 31, 2003, were approved as originally published in the newspaper Gazeta Mercantil and in the Official Gazette of the State of São Paulo on March 26, 27 and 28, 2004.

The shareholders, to the exception of *Sindicato dos Trabalhadores de Energia Elétrica de Campinas* and *AEC- Associação dos Empregados da CESP e Fundação CESP,* further approved the Management's proposal for declaration of dividends in the total amount of R$ 51,410,365.78 (fifty-one million four hundred and then thousand three hundred and

Duke Energy®
Geração Paranapanema

Av. Nações Unidas,12.901 30° andar
04578-000- São Paulo-SP-Brasil
Tel.: 55 XX-11-5501.3400

sixty-five reais and seventy-eight cents), which shall be charged to the Company's accrued profits and apportioned ratably to the shares of the company's corporate capital, as follows: R$ 24,776,530.59 (twenty-four million seven hundred and seventy-six thousand, five hundred and thirty reais and fifty-nine cents) to preferred shares, and R$ 26,633,835.19 (twenty-six million six hundred and thirty-three thousand eight hundred and thirty-five reais and nineteen cents) to common shares, i.e., R$ 0.5486800374 for the lot of one thousand shares, regardless of their kind.

DUKE ENERGY INTERNATIONAL,
GERAÇÃO PARANAPANEMA S.A.

P. ______________________________
Délson José Amador
Financial/Investors' Relationship Officer